FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of June 2003

SAMEX MINING CORP.

301 – 32920 Ventura Avenue, Abbotsford, BC, Canada, V2S 6J3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

                         S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

CORPORATE OFFICE 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 800-828-1488 E-MAIL: samex@telus.net TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 5-03

          June 16, 2003

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a brokered private placement in which Canaccord Capital Corporation acted as agent in the placement of two million units at a price of $0.25 per unit.  Each unit consists of one common share of SAMEX and one-half of one non-transferable share purchase warrant.  One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  The 2,000,000 shares and 1,000,000 warrants were issued June 11, 2003 and are subject to a hold period until October 12, 2003.  The proceeds of the financing will be used for working capital, property acquisition and exploration on the Company’s precious metal prospects in Chile.

Canaccord was paid an 8% commission comprised of $20,000 cash and 80,000 Agent’s Units at a deemed price of $0.25 per unit, (with the same terms as the private placement units) each Agent’s Unit consisting of one common share of SAMEX and one-half of one non-transferable share purchase warrant. One full warrant entitles the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.   The Agent’s Units, comprised of 80,000 shares and 40,000 warrants, were issued to Canaccord on June 11, 2003 and are subject to a hold period until October 12, 2003.  In addition, Canaccord was issued  400,000 Agent’s Warrants (20% of the 2,000,000 private placement units), each Agent’s Warrant entitling the holder to purchase one additional common share at a price of $0.30 per share at any time during the two year term of the warrant which expires June 11, 2005.  Canaccord was also paid an administration fee of $5,000.

“Jeffrey P. Dahl”,

President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP. (Registrant) By: “Larry D. McLean” Larry D. McLean, Vice President Operations

Dated:  June 16, 2003